SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

Under the Securities Exchange Act of 1934

SCHEDULE 13G
AMENDMENT NO. 4

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

         Infowave Software, Inc.
(Name of Issuer)

        Common Stock
(Title of Class of Securities)

   456925106
(CUSIP Number)

                       December 29, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 456925106                                                                                                                                                                       Page 2 of 6 Pages

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Deloitte Consulting LLP
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A.
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 11,701,280
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 11,701,280
		8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,701,280
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.85%
12)	TYPE OF REPORTING PERSON PN

Schedule 13G

Item 1(a). Name of Issuer:

Infowave Software, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

200 - 4664 Lougheed Hwy.
Burnaby, British Columbia
Canada, V5C 5T5

Item 2(a). Name of Persons Filing:

Deloitte Consulting LLP

Item 2(b). Address of Principal Business Office or, if None, Residence:

1633 Broadway
New York, New York 10019

Item 2(c). Citizenship or Place of Organization:

Delaware, U.S.A.

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

456925106

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(ii)(J)

Item 4. Ownership.

(a)	Amount beneficially owned: 11,701,280

(b)	Percent of class: 4.85%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 11,701,280

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 11,701,280

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Deloitte Consulting LLP has management control of Deloitte Consulting (Holding Sub) LLC. Deloitte Consulting (Holding Sub) LLC is the managing general partner of Deloitte Consulting L.P., which acquired the securities to which this report relates.

Item 8.Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Deloitte Consulting LLP

Date: January 5, 2006	By:	/s/ Thomas Friedman
Thomas Friedman
Title: Principal